FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: April 28, 2005

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the "Company")

1500 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

April 28, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on April 28, 2005 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp.'s consolidated revenue for the first quarter of 2005 was $27.1 million or 79% greater than in 2004 due to the addition of production from the Morococha mine acquired in the third quarter of 2004. Cash flow from operations totaled $2.7 million versus $(0.3) million in 2004 due to increased silver and base metal production and higher realized silver prices. Mine operating earnings in the quarter decreased to $1.5 million from $1.8 million in the year-earlier period, due to increased depreciation charges and increasing production costs at the operations.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

FIRST QUARTER HIGHLIGHTS

  Silver production increased 27% over first quarter 2004 to 3.0 million ounces.

  Cash flow from operations was $2.7 million vs. $(0.3) million in 2004.

  Cash production costs increased to $4.50/oz.

  Consolidated revenue of $27.1 million increased 79% over the first quarter of 2004. The net loss for the quarter was $2.9 million ($0.4 million in 2004) due primarily to increased spending on the Manantial Espejo project, reduced realized revenues due to base metal hedges and higher production costs.

  Commenced development of the Alamo Dorado silver mine in Mexico.

  Became the only silver producer on the XAU, the Gold and Silver Index.

  Launched a line of bullion products to provide investors with easier access to physical silver.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

FINANCIAL RESULTS

Pan American Silver Corp.'s (NASDAQ: PAAS; TSX: PAA) consolidated revenue for the first quarter of 2005 was $27.1 million or 79% greater than in 2004 due to the addition of production from the Morococha mine acquired in the third quarter of 2004. Cash flow from operations totaled $2.7 million versus $(0.3) million in 2004 due to increased silver and base metal production and higher realized silver prices. Mine operating earnings in the quarter decreased to $1.5 million from $1.8 million in the year-earlier period, due to increased depreciation charges and increasing production costs at the operations.

Cash production costs at all operations have been negatively affected by increasing power, fuel and concentrate shipping costs as well as the strengthening of local currencies against the US dollar. Peruvian operations have also been affected by increased timber costs due to local shortages, plus the imposition of a 1% net smelter royalty on all production. These factors contributed to a 19% increase in consolidated cash costs, from $3.78/oz to $4.50/oz. Although this higher cost structure is likely to continue to affect operations in the short term, work is underway to increase efficiency and productivity in the second quarter resulting in decreased unit costs.

The net loss for the first quarter increased from $0.4 million in 2004 to $2.9 million in 2005 after taking into account the $2.0 million cost from zinc and lead hedges and $1.0 million in increased exploration expense, primarily for the feasibility-stage Manantial Espejo project in Argentina. Without these items, Pan American would have realized a profit in the quarter. In addition, Pan American became subject to income taxes in Peru as of late 2004, resulting in an expense of $1.2 million for income taxes and workers' profit participation during the first quarter of this year. Exploration drilling will be focused on Morococha, where the Company expects to expand reserves and resources significantly.

Consolidated silver production for the first quarter totaled 2,995,702 ounces, a 27% increase over the first quarter of 2004. The increase was due primarily to the addition of the Morococha silver mine in Peru, acquired effective July 1 of 2004, and increased production at the La Colorada mine in Mexico, offset by lower production at Huaron and Quiruvilca. Zinc and copper production also increased due to the contribution from Morococha, while lead production decreased slightly over the year-earlier period due to lower lead grades and recoveries at Huaron and Quiruvilca.

Working capital at March 31, 2005, including cash and short-term investments of $91.9 million, declined $8.3 million from December 31, 2004 to $106.4 million, due primarily to capital investments in the development of Alamo Dorado and capital expenses at Huaron and La Colorada.

Geoff Burns, President and CEO of Pan American commented, "We have definitely seen higher costs this quarter due to increased energy costs, new taxes and local currency appreciation. Our focus is on efficiency and productivity improvements to offset the rise. We expect to see increased silver production and lower unit costs in the second quarter, but the financial benefits of those improvements will not be realized until the third quarter, given the lag time for our concentrate sales. We still expect to produce approximately 13.5 million ounces of silver this year at a cost of $4.25/oz".

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

PERU

The Morococha mine produced 653,534 ounces of silver at a cash cost of $3.72/oz. In 2005 the Company expects to invest approximately $9.0 million in mill refurbishment, underground development and mining equipment as part of a gradual expansion to 3.9 million ounces of silver production annually. In addition, 24,000 meters of drilling is being conducted this year to exploit the property's immense mineral potential. Initial results of the drilling completed to the end of the first quarter are extremely encouraging.

The Quiruvilca mine produced 563,388 ounces of silver, a decrease of 9% due primarily to lower silver grades. Cash costs increased to $4.20/oz reflecting lower silver, zinc and lead production. Production in the quarter was slowed by the required maintenance of main haulage equipment for four weeks. The equipment has since been returned to service and production and costs are expected to return to forecast levels in the second quarter.

Silver production at the Huaron mine in the first quarter of 2004 decreased 8% to 884,146 ounces due to lower grades and recoveries. As a result, cash costs increased 16% to $4.74/oz. The mine has accelerated development of new stopes to reach better grade ore. Production is expected to increase starting in the second quarter and the mine is still expected to produce 4.0 million ounces of silver this year.

The Silver Stockpile Operation sold 206,015 ounces of silver in the first quarter, down 28% from 2004. Costs rose as a reflection of the royalty now being paid to the Peruvian company Volcan under the operation's purchase agreement.

MEXICO

Construction of the Alamo Dorado mine has commenced, with commercial production of 5 million ounces of silver annually expected to begin in late 2006. Capital costs for the project will be $76.6 million, including working capital and a contingency allowance. Pan American will fund the project from its cash reserves. All necessary permits are in place, primary equipment has been secured or identified and earth works will begin in May. Alamo Dorado is expected to produce silver at a cash cost of $3.25/oz or less for the next 8 years.

The La Colorada mine increased production to a record 688,619 ounces of silver in the first quarter, an increase of 39% over the year-earlier period, due primarily to better silver grades arising from the successful implementation of more selective mining methods. Cash costs remained stable at $5.58/oz. With the oxide mine now performing at capacity, the operation's ability to increase production and reduce costs further is dependent on the reactivation of sulphide production, which was stopped due to excess water underground. Hydrological studies are underway to assess the viability of resuming sulphide mining, but no decision is expected until late in 2005.

ARGENTINA

Feasibility work continues on the 50% owned Manantial Espejo silver-gold joint venture. An additional 7,900 meters of infill and extension drilling were completed during the quarter and incorporated into the block models required for open pit and underground mine design.  Water sources have been identified and pump testing on the water wells is under way. The feasibility study is expected to be completed later in 2005.

BOLIVIA

The resumption of mining at San Vicente has been delayed pending conclusion of necessary agreements with state mining authority Comibol, but production is expected to commence in May. San Vicente is forecast to produce 700,000 ounces of silver to Pan American's account at a cash cost of $2.23/oz.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 28th day of April, 2005.

"Signed"

Brenda Radies Vice President, Corporate Relations

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